SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
 ______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
 Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-36349

 MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Teva Settlement

On March 24, 2019, MediWound Ltd. (the “Company”) entered into a Settlement Agreement and Mutual General Release (the “Teva Settlement Agreement”) with Teva Pharmaceuticals Industries Ltd. (“Teva”), which settles any and all debts, obligations or liabilities that each party or any of its controlled affiliates had or has to the other party or any of its controlled affiliates under, in connection with or arising out of certain transactions and agreements entered into between Teva and the Company from 2007 to 2012 (collectively, the “Collaboration Agreements”), which have terminated effective as of December 31, 2012 and September 2, 2013, as applicable, and which related to the Company's product, NexoBrid, and to PolyHeal Ltd.'s product, PolyHeal ("PolyHeal"). As previously disclosed in the Company's Form 20-F (the “20-F”) for the year ended December 31, 2017, the Company has been engaged in discussions with Teva regarding payments the Company believes Teva was obligated to make to the Company pursuant to these Collaboration Agreements.

Pursuant to the terms of the Teva Settlement Agreement, Teva has agreed to pay the Company $4.0 million in cash, and to reduce the contingent consideration that is payable to Teva pursuant to the Company's repurchase of its shares from Teva in 2013, so that the Company will be obligated to pay Teva annual payments at a reduced rate of 15% of its recognized revenues from the sale or license of NexoBrid after January 1, 2019, up to a reduced aggregate amount of $10.2 million. In addition, the Company also agreed to indemnify, defend and hold harmless Teva and its directors, officers, agents and employees from and against claims relating to a certain milestone related to PolyHeal under an agreement associated with the Collaboration Agreements, up to an amount of USD 10 million, if a notice of such claim has been received by the Company prior to December 31, 2023.

PolyHeal Settlement

On March 24, 2019, MediWound Ltd. ("MediWound") entered into a Settlement Agreement and Mutual General Release (the "PolyHeal Settlement Agreement") with certain shareholders of PolyHeal Ltd. (the “Plaintiffs”), which contingent upon the Supreme Court’s approval of the parties’ mutual request for ruling cancellation, settles any and all debts, obligations or liabilities that the Plaintiffs and MediWound had, has or may have to the other party under, in connection with or arising out of certain transactions and agreements among MediWound, Teva, PolyHeal Ltd., the Plaintiffs and other shareholders of PolyHeal Ltd., and other parties, which have entered into prior to, and terminated during, the years 2012 or 2013, as applicable, and which related to PolyHeal Ltd.'s product, PolyHeal (the "PolyHeal Agreements").

As previously disclosed in the 20-F, pursuant to a statement of Claim that was filed by the Plaintiffs, on November 13, 2017, the Tel Aviv District Court (the “District Court”) ruled that the Company was obligated to purchase PolyHeal shares as a result of the occurrence of a milestone under the PolyHeal Agreements for a consideration of approximately $6.75 million plus applicable interest (totaling $7.5 million as of the date of said ruling), which represents the purchase price for the total number of shares that the PolyHeal Agreements contemplated would be acquired by the Company from all shareholders of PolyHeal following the receipt of the Teva Investment, plus applicable interest (the “2017 Ruling”). In accordance with the 2017 Ruling a full provision for the purchase price of the shares in the amount of $7.5 million was recorded within the loss for discontinued operations in respect to this claim, of which approximately $1.5 million was paid to the Plaintiffs in consideration for PolyHeal's shares. On December 27, 2017, the Company appealed the 2017 Ruling to the Israeli Supreme Court.

Pursuant to the terms of this PolyHeal Settlement Agreement, contingent upon the Israeli Supreme Court's approval of said mutual request for ruling cancellation, the Plaintiffs shall repay to MediWound a non-material portion of the amount that was ruled in their favor under the 2017 Ruling, and the Israeli Supreme Court will approve and accept the appeal that was filed by MediWound on December, 2017, cancel the 2017 Ruling that was issued by the District Court against MediWound, and reject the cross-appeal that was filed by the Plaintiffs on January 30, 2018 in connection with the 2017 Ruling.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding the Company's anticipated net income in the fourth quarter and full year ending December 31, 2018 and future payments to Teva. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. In particular, you should consider the risks discussed under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2018 and information contained in other documents filed with or furnished to the Securities and Exchange Commission. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this Form 6-K and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: March 25, 2019	By:	/s/ Sharon Malka
Name: Sharon Malka
Title: Chief Financial and Operations Officer